UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT OF EMPLOYEE STOCK PURCHASE,

SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number: 000-25051

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

PROSPERITY BANCSHARES, INC.

401(K) PROFIT SHARING PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PROSPERITY BANCSHARES, INC.

PROSPERITY BANK PLAZA

4295 SAN FELIPE

HOUSTON, TEXAS 77027

Prosperity Bancshares, Inc.

401(k) Profit Sharing Plan

Audited Financial Statements and Supplemental Schedule

For the Years Ended December 31, 2006 and 2005

Killman, Murrell & Company, P.C.

Certified Public Accountants

3300 N. A Street, Bldg. 4, Suite 200	1931 E. 37th Street, Suite 7	2626 Royal Circle
Midland, Texas 79705	Odessa, Texas 79762	Kingwood, Texas 77339
(432) 686-9381	(432) 363-0067	(281)359-7224
Fax (432) 684-6722	Fax (432) 363-0376	Fax (281) 359-7112

Report of Independent Registered Public Accounting Firm

To the Audit Committee of

Prosperity Bancshares, Inc.

401K Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of Prosperity Bancshares, Inc. 401K Profit Sharing Plan as of December 31, 2006 and 2005 and the related statements of changes in net assets available for benefits for each of the years in the three year period ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatements. The plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Prosperity Bancshares, Inc. 401K Profit Sharing Plan as of December 31, 2006 and 2005 and the changes in its net assets available for benefits for each of the years in the three year period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for purposes of complying with the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and is not a required part of the basic financial statements. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Killman, Murrell & Company, P.C.
Killman, Murrell & Company, P.C.

Houston, Texas

June 20, 2007

Prosperity Bancshares, Inc.

401K Profit Sharing Plan

Statements of Net Assets Available For Benefits

	December 31,
	2006	2005
ASSETS
First Trust Money Market Account	$27,477	$12,554
Prosperity Bank – Interest Bearing Account	5,365,665	5,197,947
Prosperity Bancshares, Inc. Common Stock	15,535,160	11,905,947
Loans to Participants	1,055,581	681,240
Fundamental Investors	1,134,227	476,331
New Perspective Fund	812,322	736,748
Washington Mutual Investors Fund	647,441	552,976
Capital Income Builder	891,827	644,221
Capital World Growth and Income Fund	1,491,823	707,277
American Balance Fund	757,103	600,327
Euro Pacific Growth Fund	1,482,009	595,521
The Growth Fund of America	2,053,982	1,869,436
Intermediate Bond Fund of America	398,181	263,850
The Investment Company of America	946,024	918,974
AMCAP Fund	939,531	630,752
The Income Fund of America	706,006	396,939
American Mutual Fund	570,488	494,818
AIM Mid Cap Core Equity	664,664	375,417
Metlife Stable Value	1,421,352	1,073,036
Allianz NFJ Small Cap Value	1,038,941	672,062
PIMCO Total Return	970,212	915,045
Sentinel Small Company	928,420	853,161
Calvert Social Inv Equity	40,992	20,675

Total Assets	39,879,428	30,595,254

LIABILITIES
Accrued Expenses	26,737	10,615

Total Liabilities	26,737	10,615

NET ASSETS AVAILABLE FOR PLAN BENEFITS	$39,852,691	$30,584,639

See accompanying notes.

Prosperity Bancshares, Inc.

401K Profit Sharing Plan

Statements of Changes in Net Assets Available For Benefits

	Years Ended December 31,
	2006	2005	2004
ADDITIONS
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Net appreciation (depreciation) in fair value of investments	$4,654,503	$801,023	$3,071,954
Interest and dividends	237,276	331,158	241,564

	4,891,779	1,132,181	3,313,518
CONTRIBUTIONS:
Participants’ rollovers and other	28,526	136,832	41,444
Participants’ elective deferrals	2,162,289	1,962,990	1,516,981
Employer’s	1,040,965	857,289	715,551

	3,231,780	2,957,111	2,273,976

TOTAL ADDITIONS	8,123,559	4,089,292	5,587,494

DEDUCTIONS
Deductions from net assets attributable to rollovers or withdrawals paid to participants	3,932,894	1,802,603	1,808,824
Corrective distributions	—	4,371	25,920
Administrative expenses	85,069	30,820	45,593

TOTAL DEDUCTIONS	4,017,963	1,837,794	1,880,337

SUBTOTAL	4,105,596	2,251,498	3,707,157

OTHER TRANSFERS
Transfer of assets related to merger	5,162,456	5,475,819	779,398

Net increase in assets available for benefits	9,268,052	7,727,317	4,486,555

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of Year	30,584,639	22,857,322	18,370,767

End of Year	$39,852,691	$30,584,639	$22,857,322

See accompanying notes.

Prosperity Bancshares, Inc.

401K Profit Sharing Plan

Notes to Financial Statements

December 31, 2006 and 2005

1.	Description of Plan

The following description of the Prosperity Bancshares, Inc. 401K Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

GENERAL

The Plan is a defined contribution plan covering all full-time and part-time employees of Prosperity Bank (the “Bank”), plan sponsor, who have completed at least three months of service and are twenty-one years of age or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

Each year, participants may contribute up to the maximum amount of pretax annual compensation allowed by law. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Bank, at its discretion, may contribute to the Plan, on a participant’s behalf, a matching contribution which is determined annually. In 2006, 2005, and 2004, the Bank matched 50% of the employees’ contributions up to 15% of their annual compensation.

Upon enrollment, a participant may direct contributions in any increment to any of the Plan’s fund options. Participants may change their investment options quarterly. Employer contributions are matched to the funds designated by the participant.

PARTICIPANT ACCOUNTS

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Bank’s contributions and (b) plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants’ nonvested accounts are used to offset Plan expenses and reduce future company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Prosperity Bancshares, Inc.

401K Profit Sharing Plan

Notes to Financial Statements (continued)

December 31, 2006 and 2005

1.	Description of Plan (continued)

VESTING

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Bank contribution portion of participant accounts plus actual earnings thereon is based on years of continuous service. To qualify for a year of service for vesting purposes, the participant must complete 1,000 hours of service in that calendar year. A participant is vested ratable (20% at the end of the second year as a participant in the Plan) over a six-year period.

PARTICIPANT LOANS

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms generally range from 1-5 years, but can be longer if the loan is used to purchase a principal residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with the local prevailing rates. Principal and interest is paid ratable through monthly payroll deductions. Interest rates range from 5.0% to 11.5% on outstanding loans.

PAYMENT OF BENEFITS

On termination of service, a participant may receive a lump-sum amount, equal to the vested value of his or her account, or upon death, disability or retirement, elect to receive payment from the following options: (1) qualified joint and survivor annuities, (2) single payment of the employee’s entire benefit, (3) equal installments over a fixed period not to exceed the employee’s life expectancy or the joint and last survivor’s life expectancy, or (4) payments in the form of a joint and survivor annuity. The Plan does permit hardship distributions. In order to qualify for such hardship withdrawal, the participant must demonstrate that an immediate and necessary financial hardship has been incurred.

FORFEITURES

Forfeited balances of terminated participants’ nonvested accounts are used to offset Plan expenses and reduce future company contributions.

Prosperity Bancshares, Inc.

401K Profit Sharing Plan

Notes to Financial Statements (continued)

December 31, 2006 and 2005

1.	Description of Plan (continued)

PLAN TERMINATION

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

INVESTMENT OPTIONS

Upon enrollment in the Plan, a participant may direct their contributions in various increments totaling 100% in any of the following investment options:

Prosperity Bank – Interest Bearing Account

Funds are invested in an interest bearing account at Prosperity Bank.

Prosperity Bancshares, Inc. Common Stock

Funds are invested in common stock of Prosperity Bancshares, Inc.

Fundamental Investors

Funds are invested primarily in common stocks or securities convertible into common stocks to provide long-term growth of capital and income. The funds may also be invested in bonds and debt securities of issuers outside of the U.S.

New Perspective Fund

Funds are invested in common stocks, preferred stocks, securities convertible into common stocks, and bonds to provide long-term growth of capital through investments in blue-chip companies based in the U.S. and abroad with an emphasis on global or multinational companies and a focus on opportunities created by changes in global trade patterns and economic and political relationships.

Prosperity Bancshares, Inc.

401K Profit Sharing Plan

Notes to Financial Statements (continued)

December 31, 2006 and 2005

1.	Description of Plan (continued)

Washington Mutual Investors Fund

Funds are primarily invested in common stocks of U.S. companies that meet strict standards based on requirements originally established by the U.S. District Court for the District of Columbia for the investment of trust funds. It may also invest up to 5% of its assets in non-U.S. companies that meet certain investment standards. Funds are invested to provide current income and an opportunity for growth.

Capital Income Builder

Funds are invested in common stocks or bonds to provide above-average current income, a growing stream of income, and growth of capital. Generally, at least 50% of investments will be in common stocks of large, established companies with a history of increasing dividends. Up to 40% of investments might be in securities of non-U.S. issuers.

Capital World Growth and Income Fund

Funds are primarily invested in blue chip common stocks of established companies in the world’s largest stock markets to provide long-term capital growth with current income.

American Balance Fund

Funds are invested in blue chip common stocks, quality bonds, securities convertible to common stocks and money market instruments to provide conservation of capital, current income, and long-term growth of capital and income.

Prosperity Bancshares, Inc.

401K Profit Sharing Plan

Notes to Financial Statements (continued)

December 31, 2006 and 2005

1.	Description of Plan (continued)

Euro Pacific Growth Fund

Funds are invested in common stocks, preferred stocks, securities convertible to common stocks, American depository receipts, European depository receipts, bonds, and cash to provide long-term growth of capital.

The Growth Fund of America

Funds are invested in common stocks, preferred stock, and securities convertible to common stocks of companies that appear to offer opportunities for long-term growth of capital, such as cyclical companies, those in depressed industries, and turnaround or value situations.

Intermediate Bond Fund of America

Funds are invested in a portfolio of corporate bonds, U.S. government bonds or notes, GNMA certificates and other mortgage-related securities to provide current income and preservation of capital through a bond portfolio with an average effective maturity of no greater than five years.

The Investment Company of America

Funds are primarily invested in common stocks of well-established blue chip companies, representing a wide cross section of the U.S. economy to provide long-term growth of capital and income, placing greater emphasis on future dividends than on current income.

AMCAP Fund

Funds are primarily invested in undervalued common stocks of growing, profitable companies located in the U.S. that represent opportunities to provide long-term growth of capital.

The Income Fund of America

Funds are primarily invested in common stocks and bonds of U.S. companies to provide current income and, secondarily, growth of capital.

Prosperity Bancshares, Inc.

401K Profit Sharing Plan

Notes to Financial Statements (continued)

December 31, 2006 and 2005

1.	Description of Plan (continued)

American Mutual Fund

Funds are primarily invested in common stocks, securities convertible into common stocks, non-convertible preferred stocks, U.S. government securities, bonds rated A or better, and cash to provide the balanced accomplishment of current income, capital growth, and conservation of principal through investments in companies that participate in the growth of the American economy.

AIM Mid Cap Core Equity

Funds are invested primarily in attractively priced stocks of mid-sized companies with good growth prospects.

Metlife Stable Value

The fund’s objective is to protect principal and offer fixed returns that compare favorably with the yields on intermediate-term fixed income securities.

Allianz NFJ Small Cap Value Fund

Funds are primarily invested in common stocks of companies with small market capitalizations that have a below average price earnings ratio relative to their industry.

PIMCO Total Return

Funds are invested primarily in intermediate-term mortgage-related securities to provide maximum total return, consistent with preservation of capital and prudent investment management.

Sentinel Small Company

Funds are invested primarily in a diversified portfolio of common stocks and convertible securities issued by small and mid-sized companies seeking long-term capital appreciation.

401K Profit Sharing Plan

Notes to Financial Statements (continued)

December 31, 2006 and 2005

1.	Description of Plan (continued)

Calvert Social Inv Equity

Funds are invested primarily in common stocks of large-cap companies having market capitalization of at least $1 Billion.

2.	Summary of Significant Accounting Policies

BASIS OF ACCOUNTING

The financial statements of the Plan are prepared using the U. S. generally accepted accounting principles.

INVESTMENT VALUATION AND INCOME RECOGNITION

The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of the shares held by the Plan at year-end. The Prosperity Bancshares, Inc. common stock is valued at its quoted market price. The participant loans are valued at their outstanding balances, which approximate fair value. Money market accounts and certificates of deposit are valued based on amortized cost or original cost plus accrued interest.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

PAYMENT OF BENEFITS

Benefits are recorded when paid.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Prosperity Bancshares, Inc.

401K Profit Sharing Plan

Notes to Financial Statements (continued)

December 31, 2006 and 2005

2.	Summary of Significant Accounting Policies (continued)

NET APPRECIATION (DEPRECIATION) IN FAIR VALUE OF INVESTMENTS

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses on sale of investments and unrealized appreciation (depreciation) on those investments.

3.	Credit Risk

The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the statements of net assets available for plan benefits and the amounts reported in participant accounts.

4.	Tax Status

The Plan has received a determination letter from the Internal Revenue Service stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is exempt.

Prosperity Bancshares, Inc.

401K Profit Sharing Plan

Notes to Financial Statements (continued)

December 31, 2006 and 2005

5.	Party-in-Interest Transactions

Investment transactions in Prosperity Bank Interest Bearing Account and Prosperity Bancshares, Inc. Common Stock qualify as party-in-interest transactions.

First Trust Corporation (“FTC”) is the Trustee of the Plan. Compensation to FTC is based on .07% of assets, billed quarterly. Compensation paid to FTC for the years ended December 31, 2006, 2005, and 2004 was $25,097, $18,754, and $14,522, respectively.

6.	Mergers

In April 2006, the Southern National Bank 401(k) Retirement Plan (“Southern Plan”) was merged into the Plan. Transfers of $5,162,456 from the Southern Plan have been included on the statements of changes in net assets available for plan benefits as other transfers for the year ended December 31, 2006.

In June 2005, the FirstCapital Bank SSB 401(k) Retirement Plan (“FirstCapital Plan”) was merged into the Plan. Transfers of $4,764,597 from the FirstCapital Plan have been included on the statements of changes in net assets available for plan benefits as other transfers for the year ended December 31, 2005.

In March 2005, the Village Bank & Trust SSB Profit Sharing Plan 401K Plan (“Village Plan”) was merged into the Plan. Transfers of $300,250 from the Village Plan have been included on the statements of changes in net assets available for plan benefits as other transfers for the year ended December 31, 2005.

In February 2005, the Liberty Bank Employees 401K Profit Sharing Plan (“Liberty Plan”) was merged into the Plan. Transfers of $311,995 from the Liberty Plan have been included on the statements of changes in net assets available for plan benefits as other transfers for the year ended December 31, 2005.

Loans totaling $98,977 were transferred to the Plan during 2005 and have been included on the statement of changes in net assets available for plan benefits as other transfers for the year ended December 31, 2005.

Prosperity Bancshares, Inc.

401K Profit Sharing Plan

Notes to Financial Statements (continued)

December 31, 2006 and 2005

6.	Mergers (continued)

In January 2004, the Mainbank 401(k) Profit Sharing Plan (“Mainbank Plan”) was merged into the Plan. Transfers of $549,169 from the Mainbank Plan have been included on the statements of changes in net assets available for plan benefits as other transfers for the year ended December 31, 2004.

In August 2004, the FSBNT 401(k) Plan (“FSBNT Plan”) was merged into the Plan. Transfers of $230,229 from the FSBNT Plan have been included on the statements of changes in net assets available for plan benefits as other transfers for the year ended December 31, 2004.

The transferred net assets have been recognized in the accounts of the Plan at their balances as previously carried in the accounts of their predecessor plans.

7.	Subsequent Events

Through June 20, 2007, assets from another plan amounting to approximately $16,400,000 were merged into the Plan.

Supplemental Schedule

Prosperity Bancshares, Inc.

401K Profit Sharing Plan

Schedule H, Item 4I – Schedule of Assets (Held at End of Year)

December 31, 2006

(a)	(b) Identity of Issue	(c) Description	(d) Cost	(e) Current Value
*	First Trust Money Market Account	Non-Int-Bearing		$27,477
**	Prosperity Bank – Interest Bearing Account	Interest-Bearing		5,365,665
**	Prosperity Bancshares, Inc. Common Stock	Common Stock		15,535,160
***	Participant Loans	N/A		1,055,581
	Fundamental Investors	Mutual Fund		1,134,227
	New Perspective Fund	Mutual Fund		812,322
	Washington Mutual Investors Fund	Mutual Fund		647,441
	Capital Income Builder	Mutual Fund		891,827
	Capital World Growth and Income Fund	Mutual Fund		1,491,823
	American Balance Fund	Mutual Fund		757,103
	Euro Pacific Growth Fund	Mutual Fund		1,482,009
	The Growth Fund of America	Mutual Fund		2,053,982
	Intermediate Bond Fund of America	Mutual Fund		398,181
	The Investment Company of America	Mutual Fund		946,024
	AMCAP Fund	Mutual Fund		939,531
	The Income Fund of America	Mutual Fund		706,006
	American Mutual Fund	Mutual Fund		570,488
	AIM Mid Cap Core Equity	Mutual Fund		664,664
	Metlife Stable Value	Mutual Fund		1,421,352
	Allianz NFJ Small Cap Value	Mutual Fund		1,038,941
	PIMCO Total Return	Mutual Fund		970,212
	Sentinel Small Company	Mutual Fund		928,420
	Calvert Social Inv Equity	Mutual Fund		40,992

Note: Cost information is not presented because all investments are participant directed.

*	Represents a party-in-interest
**	Represents a party-in-interest and investments comprising at least 5% of net assets available for benefits.
***	Loans to participants bearing interest at rates ranging from 5.0% to 11.5%.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Prosperity Bancshares, Inc. 401(k) Profit Sharing Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

June 29, 2007	Prosperity Bancshares, Inc. 401(k) Profit Sharing Plan

/s/ Michael Harris
Michael Harris
Cashier, Prosperity Bank

INDEX TO EXHIBITS

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm